Exhibit 99.5

You invested in VINCI PARTNERS INVESTMENTS LTD. and it’s time to vote!

You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on June 30, 2025.

Get informed before you vote

View Amended and Restated Memorandum and Articles of Association of the Company and the Form 20-F online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 16, 2025. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

*Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the

upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Board Recommends
Voting Items

1. As an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2024 be approved and ratified;
2. As a special resolution, that the name of the Company be changed from Vinci Partners Investments Ltd. to Vinci Compass Investments Ltd.; and
3. As a special resolution, that the current Amended and Restated Memorandum and Articles of Association of the Company be replaced in their entirety with immediate effect with the Amended and Restated Memorandum and Articles in the form available on the Investor Relations section of the Company’s website at https://ir.vincicompass.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.
NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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